Exhibit (e)(2)

NO SHOP AGREEMENT

This No Shop Agreement (this “Agreement”) is made as of September 8, 2008 by and between Ashworth, Inc., a Delaware corporation (“Ashworth”), and adidas AG, a corporation organized under the laws of Germany (“adidas”).

RECITALS

By letter dated September 8, 2008 (the “Letter of Interest”), adidas expressed a preliminary, non-binding indication of interest to acquire all of the outstanding common stock of Ashworth for a purchase price of $6.00 per share in cash payable directly to Ashworth shareholders (including for this purpose holders under Ashworth’s equity incentive plans of options and any similar derivatives, to the extent such per-share purchase price exceeds the applicable per-share exercise price, and of restricted stock), as more particularly described in the Letter of Interest (the “Proposed Acquisition”).

In order to induce adidas to devote resources to finalizing due diligence and negotiating and executing a definitive agreement in connection with the Proposed Acquisition, Ashworth is willing to execute and deliver this Agreement.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which both parties hereby acknowledge, the parties hereby agree as follows:

1.	Ashworth hereby agrees that from the date above until the earlier of (a) 15 business days later and (b) the date that adidas notifies Ashworth in writing of its decision to terminate discussions with respect to a Proposed Acquisition (as such date may be extended by mutual agreement), neither Ashworth nor any of its directors, officers, employees, stockholders, affiliates, representatives or agents (collectively, “Representatives”) will: (i) solicit, encourage, initiate, agree to, or participate in any negotiations or discussions with respect to any offer, inquiry, indication of interest or proposal, whether oral or written, to directly or indirectly acquire Ashworth or any business or significant assets thereof (except Ashworth’s subsidiary Gekko Brands, LLC and its subsidiaries (collectively, the “Gekko”)), whether by purchase of assets, joint venture, purchase of stock, merger or other business combination (any of the foregoing, a “Competing Transaction”); or (ii) disclose any information (other than information relating to the Gekko) not customarily disclosed in the ordinary course of the operation of Ashworth’s business to any person concerning Ashworth and which Ashworth believes could be used for the purposes of formulating any offer, indication of interest or proposal for a Competing Transaction. For the avoidance of doubt, the foregoing shall not limit Ashworth’s ability to publicly disclose that it is evaluating strategic alternatives (without reference to adidas, this Agreement or the Letter of Interest).

2.	Ashworth will immediately cease and will cause to be terminated all existing discussions or negotiations with any parties (other than adidas or its affiliates and except for discussions pertaining to the Gekko), whether by Ashworth or its Representatives, which could reasonably be expected to lead to any Competing Transaction.

3.	adidas shall analyze and consider the Proposed Acquisition pursuant to the Letter of Interest and subject to the conditions contained herein and in the Letter of Interest. For the avoidance of doubt, the Letter of Interest is intended solely as a basis for further discussion and is not intended to be and does not constitute a legally binding obligation on the part of adidas or Ashworth to consummate the Proposed Acquisition. No legally binding obligations to consummate the Proposed Acquisition will be created, implied or inferred until a definitive agreement in form and substance satisfactory to Ashworth and adidas is executed and delivered by both parties (subject to any conditions that may be contained therein).

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

ASHWORTH, INC.

By:	/s/ Allan H. Fletcher Allan H. Fletcher Chief Executive Officer

ADIDAS AG

By:	/s/ Herbert Hainer Herbert Hainer President and Chief Executive Officer

By:	/s/ Frank Dassler Frank Dassler General Counsel